SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 28, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐           No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: April 28, 2005	By:	/s/ FABRIZIO NARDI

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

DUCATI MOTOR HOLDING ARRIVES IN CHINA

Long-term partnership agreement announced with important Chinese company on the eve of the Grand Prix of China

          Bologna, 28 April 2005 – Ducati Motor Holding, S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), on the eve of motorcycle racing’s first-ever grand prix in China, wishes to announce its arrival in that market. The news was announced in Shanghai by Federico Minoli, Chairman and CEO of Ducati, during a meeting with the international press present at the Chinese round of the World MotoGP championship, and in the presence of Ducati Marlboro Team riders, Loris Capirossi and Carlos Checa, a delegation from the Emilia-Romagna regional authorities and with the support of Shell Advance, Ducati’s technical partner in sporting as well as production activities, and with the on-site consultancy of ‘Nuovo Mondo International’.

          For its arrival in China, the Italian manufacturer, based in Borgo Panigale, Bologna, has reached a long-term partnership agreement with Three on The Bund, represented by Mr Handel Lee, a successful Chinese entrepreneur in the field of large-scale retail trade, who is also a great fan of Ducati.

          The marketing strategy drawn up for Ducati’s entry into this market will evolve in three precise ways. The first regards the importation of motorbikes, accessories and spare parts into China. This will involve the opening of two stores, one in Beijing and the other in Shanghai, which will import Ducati bikes directly from Italy. Prestigious, expensive, high-performance motorbikes belong to a sector which in China is yet to take off but it is an area that offers major potential growth. Ducati is therefore banking on the exclusive and Italian nature of its bikes and on the particular features of its products to enter into this important market, following a strategy that has already been traced by other important Italian companies, Ferrari first and foremost.

          The other aspect on which Ducati is concentrating energies and resources is clothing distribution, with an agreement that is already in place with Three on The Bund Retail. The company has opened up a store in Shanghai, which is achieving great success with the sale of Ducati clothing and which has enabled the Italian brand to spread its name in China before the arrival of its bikes.

          The third strategy aspect is the development of the Ducati brand, which will follow the history of this Italian manufacturer, that is through racing. Ducati is the only Italian manufacturer present in MotoGP, and it is through participation in this championship and in this first-ever Grand Prix of China, that Ducati will organise two riding schools in circuits, one in Beijing and one in Shanghai, where the bikes will also be available for Chinese fans who wish to experience all the excitement of riding the twin-cylinder Italian machines.

          “In China we are certain to start off in the right way” declared Federico Minoli, Chairman and CEO of Ducati Motor Holding. “We are starting with racing, because all of our activities and products are born on the track. From here we will create the riding schools, because it is only by developing a passion for these esoteric and special bikes that the market can then follow us.”

          “The passion that I have for this glorious marque” added Handel Lee, Chairman of Three on The Bund, “is both a source of pride and a stimulation to promote and develop Ducati’s entry into the Chinese market. I am honoured by this partnership and I am sure that Ducati will also have a great future in this country.”

           Carlo Alberto del Mastro, Shell Global Motorcycle Oil Brand and Sponsorship Manager: ‘For Shell, China is a very important country - and to be able to accompany Ducati with their first steps in to this market is a fantastic opportunity.  Just like Ducati, we test our products on the race track and then, once they have been proven in the toughest environment - MotoGP, we use the technology in our production Shell Advance motorcycle oil. This means you get more life from your bike with Shell Advance and Ducati.

          Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com